# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pattern Group Inc., CIK 0001811935
CUSIP: 70339W104
Title of class of securities: Series A Common Stock
Address of issuer's principal executive offices: 1441 West Innovation Way, Suite 500, Lehi, Utah (UT), 84043
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002087149

## Reporting persons
- KL Pattern Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 17,375,341; sole dispositive power 0; shared dispositive power 17,375,341; aggregate amount beneficially owned 17,375,341 (11.2% of the class)
  Comment: The reported percentage is calculated based upon 155,163,575 shares of Series A common stock ("Series A Shares") outstanding as of May 4, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q ("Form 10-Q") filed with the Securities and Exchange Commission ("SEC") on May 7, 2026.
- KLC Fund I GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 18,976,542; sole dispositive power 0; shared dispositive power 18,976,542; aggregate amount beneficially owned 18,976,542 (12.2% of the class)
  Comment: The reported percentage is calculated based upon 155,163,575 Series A Shares outstanding as of May 4, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on May 7, 2026.
- KLC Fund I UGP LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 18,976,542; sole dispositive power 0; shared dispositive power 18,976,542; aggregate amount beneficially owned 18,976,542 (12.2% of the class)
  Comment: The reported percentage is calculated based upon 155,163,575 Series A Shares outstanding as of May 4, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on May 7, 2026.
- John P. Bailey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 18,976,542; sole dispositive power 0; shared dispositive power 18,976,542; aggregate amount beneficially owned 18,976,542 (12.2% of the class)
  Comment: The reported percentage is calculated based upon 155,163,575 Series A Shares outstanding as of May 4, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on May 7, 2026.

## Item 1. Issuer
Name of issuer: Pattern Group Inc.
Address of issuer's principal executive offices: 1441 West Innovation Way, Suite 500, Lehi, UT 84043

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and individuals listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) KL Pattern Holdings LP ("KL LP")
(ii) KLC Fund I GP LP ("KLC Fund GP")
(iii) KLC Fund I UGP LLC ("KLC Fund UGP")
(iv) John P. Bailey ("Mr. Bailey")
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is c/o Knox Lane LP, 655 Montgomery Street, Suite 1905, San Francisco, CA, 94111.
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to row 9 on each cover page.

The reported securities are directly held as follows: 17,375,341 by KL LP, 302,256 by KLC Fund I LP ("KLC Fund I") and 1,298,945 by KL Pattern Co-Invest Partners LP ("KL Pattern Co-Invest"). The management of KL LP and the management of KLC Fund I are controlled by KLC Fund I GP LP ("KLC Fund GP"). The management of KL Pattern Co-Invest is controlled by KL CIP GP LP ("KL CIP GP"). KLC Fund I UGP LLC ("KLC Fund UGP") is the general partner of KLC Fund GP and KL CIP GP. The management of KLC Fund UGP is controlled by its managing member, Mr. Bailey. As such, Mr. Bailey may be deemed to have voting and dispositive power with respect to the Series A Shares held by KL LP, KLC Fund I and KL Pattern Co-Invest. The filing of this statement shall not be construed as an admission that the Reporting Persons or any of the foregoing are the beneficial owners of any of the securities covered by this statement.
Percent of class:
See responses to row 11 on each cover page.

The reported securities beneficially owned by KL LP represent 11.2% of the outstanding Series A Shares and the reported securities beneficially owned by KLC Fund GP, KLC Fund UGP and Mr. Bailey (which represent the securities directly held by KL LP, KLC Fund I and KL Pattern Co-Invest) represent 12.2% of the outstanding Series A Shares. Such calculation is based upon 155,163,575 Series A Shares outstanding as of May 4, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on May 7, 2026
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of November 7, 2025, incorporated by reference into this Schedule 13G.

## Signatures
- KL Pattern Holdings LP: /s/ John P. Bailey, John P. Bailey / Managing Member (08/10/2026)
- KLC Fund I GP LP: /s/ John P. Bailey, John P. Bailey / Managing Member (08/10/2026)
- KLC Fund I UGP LLC: /s/ John P. Bailey, John P. Bailey / Managing Member (08/10/2026)
- John P. Bailey: /s/ John P. Bailey, John P. Bailey (08/10/2026)
Comment: KL Pattern Holdings LP, By: KLC Fund I GP LP, its General Partner, By: KLC Fund I UGP LLC, its General Partner. KLC Fund I GP LP, By: KLC Fund I UGP LLC, its General Partner.